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SECURITIES AND EXCHANGE COMMISSION

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RECEIVED MAR 01 2002

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 50143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ARIZONA CAPITAL GROUP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11333 North Scottsdale Rd Suite 150
(No. and Street)

Scottsdale AZ 85254
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Trask (480) 998-5757
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald Wallace Stoker, JD, CPA
(Name – *if individual, state last, first, middle name*)

4300 N. Miller Rd Scottsdale AZ 85251
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/22

# OATH OR AFFIRMATION

I, Robert Trask, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arizona Capital Group, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

Robert Trask
Signature

Chief Financial Officer
Title

Michelle Nelson
Notary Public

MICHELLE NELSON
Notary Public - Arizona
Maricopa County
My Commission Expires
October 12, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ARIZONA CAPITAL GROUP, INC.

## FINANCIAL STATEMENTS

## AND ADDITIONAL INFORMATION

## YEAR ENDED DECEMBER 31, 2001

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

**Donald W. Stoker, P.C.**
**Certified Public Accountant**
4300 North Miller Road, Suite 250
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

## INDEPENDENT AUDITOR'S REPORT

February 5, 2001

TO THE BOARD OF DIRECTORS
**ARIZONA CAPITAL GROUP, INC.**
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of **ARIZONA CAPITAL GROUP, INC (a wholly-owned subsidiary of ARIZONA CAPITAL HOLDINGS, INC).** as of December 31, 2001 and the related statements of income, changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **ARIZONA CAPITAL GROUP, INC.** as of December 31, 2001 and the results of its operation and cash flows for the period then ended in conformity with generally accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald W. Stoker, P.C.
Certified Public Accountant

ARIZONA CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

| | |
|---|---|
| Cash in Bank | $ 28,122 |
| Deposit with clearing organization | 25,813 |
| Secured Demand Note Receivable | 118,650 |
| Other Receivable | 6,271 |
| Due from Parent Company | 26,438 |
| Prepaid Expense | 17,604 |
| Firm Investment Account | 90,000 |
| Equipment and leasehold improvement-net of accumulated depreciation of $11,606 | 22,504 |
| Organization Expense - net of accumulated amortization | 0 |
| Deferred Income tax asset | 113,000 |
| Other Assets | 5,409 |
| TOTAL ASSETS | $ 453,811 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| CURRENT LIABILITIES | |
| Accounts Payable | $ 8,732 |
| Commissions payable | 47,429 |
| Due Clearing Firm | 81,213 |
| Other Accrued liabilities | 21,889 |
| TOTAL CURRENT LIABILITIES | 159,263 |
| COMMITMENTS AND CONTINGENCIES | |
| LONG-TERM LIABILITIES | |
| Lease Payable | 15,221 |
| SUBORDINATED NOTE PAYABLE | 118,650 |
| STOCKHOLDERS EQUITY | |
| Common Stock - $.01 par value authorized 100,000 shares - issued and outstanding 5,000 shares | 50 |
| Additional paid-in capital | 500,418 |
| Accumulated deficit | (339,791) |
| TOTAL STOCKHOLDERS EQUITY | 160,677 |
| TOTAL LIABILITIES AND STOCKHOLDERS EQUITY | $ 453,811 |

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

## ARIZONA CAPITAL GROUP, INC.
## STATEMENT OF INCOME
## FOR THE YEAR ENDING DECEMBER 31, 2001

| | |
|---|---|
| **REVENUE** | |
| Commission | $ 1,304,312 |
| Net Dealer Inventory and Investment Losses | ( 391) |
| Interest and Dividends | 47,269 |
| Investment Banking Income | 282,650 |
| Private Placement Commission | 2,575 |
| Account Management Fees | 81,726 |
| Miscellaneous | 20,085 |
| **TOTAL REVENUE** | 1,738,426 |
| **EXPENSE** | |
| Employee Compensation and related benefits | 1,075,059 |
| Clearing Costs | 171,760 |
| Customer Acct/Fee Write Off | 26,938 |
| Error Expense | 34,525 |
| Interest Expense and bank charges | 3,707 |
| Occupancy and Equipment Costs | 206,485 |
| Office Expenses | 41,940 |
| Computer Expense | 31,658 |
| Telephone | 54,392 |
| Postage & Delivery | 15,007 |
| Bad Debts | 28,085 |
| Legal & Accounting Expense | 18,576 |
| Regulatory Fees and Expenses | 27,856 |
| Quotation Service | 50,295 |
| Travel and Entertainment | 17,034 |
| Advertising/Seminar Expense | 3,585 |
| Depreciation Expense | 11,269 |
| Miscellaneous | 4,971 |
| **TOTAL EXPENSE** | **1,823,142** |
| **TOTAL OPERATING PROFIT** | ( 84,716) |
| OTHER INCOME AND EXPENSE | |
| Gain/(loss) on sale of Equipment | ( 5,826) |
| TOTAL INCOME AND EXPENSE | ( 5,826) |
| **LOSS ON TERMINATION OF BROKER SEGMENT OF BUSINESS** | **(111,000)** |
| **NET LOSS BEFORE PROVISION(BENEFIT) FOR INCOME TAXES** | (201,542) |
| **INCOME TAX BENEFIT** | **( 61,200)** |
| NET INCOME | $(140,342) |

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

ARIZONA CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock | Additional Paid In Capital | Accumulated (Deficit) | Total |
|---|---|---|---|---|
| Balance: December 31, 2000 | $ 50 | $409,418 | $(199,449) | $210,019 |
| Capital contributed | | 91,000 | | 91,000 |
| Net income/ (loss) for year ended December 31, 2001 | | | (140,342) | 140,342 |
| Balance at December 31, 2002 | $ 50 | $500,418 | $ (339,791) | $167,677 |

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

ARIZONA CAPITAL GROUP, INC, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| **NET INCOME/(LOSS)** | $ (140,342) |
| Adjustments to convert net income to net cash flow from operating activities: | |
| Depreciation and Amortization | 11,269 |
| Loss on Disposition of Equipment | 5,826 |
| Change in Deposit with Clearing Organization | 99,875 |
| Change in Receivable from Clearing Organization | 72,972 |
| Change in Other Receivable | ( 5,743) |
| Change in Receivable Due from Affiliate | ( 20,968) |
| Change Prepaid expenses | ( 17,604) |
| Change in Other Assets | 26,785 |
| Change in Deferred Income | ( 61,200) |
| Change in Account Payable | 259 |
| Change in Commission payable | ( 26,997) |
| Change in Clearing House Liabilities | 81,213 |
| Change in Accrued Liabilities | ( 8,961) |
| Total Adjustments | 156,726 |
| **NET CASH FLOWS FROM OPERATING ACTIVITIES** | $ 16,384 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Proceeds on sell of Equipment | 16,982 |
| Increase in firm investment account | ( 90,000) |
| Purchase of Equipment | ( 24,821) |
| **NET CASH FLOWS FROM INVESTING ACTIVITIES** | $(97,839) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Net proceeds from Borrowed Funds | 15,221 |
| Proceeds from contributed capital | 91,000 |
| **NET CASH FLOWS FROM FINANCING ACTIVITIES** | $ 106,221 |
| **NET CHANGE IN CASH** | $ 24,766 |
| **CASH - BEGINNING OF YEAR** | 3,356 |
| **CASH - END OF YEAR** | $ 28,122 |

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

ARIZONA CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
DECEMBER 31, 2001

| | |
|---|---|
| Balance of Subordinated Liability<br>January 1, 2001 | $ 118,650 |
| **Increases** | |
| **Decreases** | |
| **Balance of Subordinated Liability**<br>December 31, 2001 | $ 118,650 |

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

**ARIZONA CAPITAL GROUP, INC.**
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1: ACCOUNTING POLICIES

Arizona Capital Group, Inc. (the Company) offers various securities and broker and dealer services and is a member of both the National Association of Security Dealers, Inc(NASD) and Securities Investors Protection Corporation(SIPC). The Company also offers investment banking services for both public offerings and private placements. The Company is a wholly-owned subsidiary of **ARIZONA CAPITAL HOLDINGS, INC.** These financial statements include the accounts of **ARIZONA CAPITAL GROUP, INC.** only. The Company is located in Scottsdale, Arizona and provides services to customers throughout the United States. These statements have been prepared in accordance with standards established for the securities broker and dealer industry.

The significant accounting policies followed by the Company are as follows:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amounts of revenues and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Cash includes cash and at times, cash equivalents, which consist of highly liquid financial instruments with original maturities of three months or less.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers. Securities transactions and related commission revenue and expense are records on a trade date basis.

Furniture and Equipment are carried at cost and depreciated over the estimated useful lives using straight-line method over estimated useful lives of five to seven years. Depreciation is computed using accelerated methods for income tax purposes. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from these respective accounts and the resulting gain or loss included in current income. Depreciation in the amount of $11,269 is included in current operations.

Repairs and maintenance charges which do not increase the useful lives of the assets are charged to income as incurred.

Investment banking revenues include gains, losses and fees, net of syndication expenses arising form securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition, and financial restructuring advisory services, Investment banking management fees are

NOTE 1: ACCOUNTING POLICIES CONT'D

recorded on offering date sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonable determinable.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $69,873 which was $19,873 in excess of its required net capital.The aggregate indebtedness to net capital ratio was 2 to 1.

NOTE 3: SECURITIES OWNED

The Company owns a $25,000 U.S. Treasury Note with an interest rate of 5 5/8%, maturing November 2002. The note is held as a clearing deposit with the Company's clearing organization and is recorded at market value.

The Company owns 150,000 shares of Emergent Financial Group contributed by the majority shareholder. Subsequent to year-end those shares were liquidated.

NOTE 4: SUBORDINATED LOAN

The Company has a subordinated note payable to the Company's parent under a secured demand note collateral agreement. The note provides for interest at 12% and matures in November 2002. The subordinated liabilities are available in computing net capital under the SEC's uniform net capital rule. To the extent that the note payable is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 5: CREDIT RISK

Although certain customers with margin accounts are cleared by another broker-dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations. The Company utilizes a clearing organization that is highly capitalized and is a member of major securities exchanges.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial instructions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation(FDIC) coverage of $100,000. At December 31, 2001 the Company did

NOTE 5 CREDIT RISK CONT'D

not have any deposits in excess of the FDIC coverage on deposit at a single financial institution.

NOTE 6: INCOME TAX

Results of operations for the Company are included in the consolidated income tax return of its parent, **ARIZONA CAPITAL HOLDINGS, INC.** Income taxes have been allocated to the Company based upon its pro-rata share of consolidated taxable income(loss).

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred income taxes. Deferred taxes relate primarily to net operating loss carryforwards and the differences between book and tax accumulated depreciation. The deferred income taxes represent the future tax return consequence of those differences, which will be taxable deductible against future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Deferred income tax assets are attributable to net operating loss carrryforwards of approximately $391,000 at December 31, 2001, which expire beginning 2019 for federal purposes and 2004 for stat purposes.

Deferred income tax liabilities are attributable to the basis of property and equipment for financial reporting that exceeds its tax basis by the cumulative amount of accelerated depreciation over straight-line depreciation. The excess will be taxable in future period through reduced depreciation deductions for tax purposes.

The provision for income taxes consists of:

| | |
|---|---|
| Current portion: | |
| Federal | $ -0- |
| State | -0- |
| Total current provision | $ |
| Deferred Portion(benefit) | |
| Federal | $45,000 |
| State | 16,200 |
| Total deferred benefit | $61,200 |

The deferred income tax asset(liability) consists of:

| | |
|---|---|
| Net operating loss carryforwards | $117,000 |
| Book/tax differences in depreciation | (4,000) |
| Net Deferred income tax asset | $113,000 |

NOTE 7: LEASES

The Company lease its office facilities under an operating lease agreement that expires in March 2003. The Company also leases some of its office equipment that expires in June 2003.

| Years Ending December 31 | |
|---|---|
| 2002 | $139,010 |
| 2003 | 24,315 |
| Total minimum future rental payments | $163,325 |

The facility lease provides for a five year option. In the normal course of business, operating leases are generally renewed or replaced by other leases. Total rental expense under operating leases with a term in excess of one month was $214,484.

During the current year, the Company entered into equipment finance leases. and are as follows:

| | |
|---|---|
| Year ending December 31, 2001 | $18,268 |
| Less Amount representing interest | 3,047 |
| Present value of net minimum capital lease | 15,221 |
| Less current portion | 7,928 |
| Obligation under capital leases excluding current portion | $ 7,293 |

NOTE 8: RELATED PARTIES

Due from parent company of $26,438 consists of noninterest bearing advances and the effects of income tax allocation between the Company and its parent.

The Company and its parent entered into a Secured Demand Note Collateral Agreement for Equity Capital in June 1997. Under the terms of the agreement the Company has a secured demand note receivable for the parent and a subordinated note payable to the parent, both in the amount of $118,650. The notes provide for interest of 12%, which has not been accrued or paid as of December 31, 2000, and mature in November 2002.

NOTE 9: CONTINGENT LIABILITIES

The Company was a party to a lawsuit in Maricopa Superior Court. The Company's parent **ARIZONA CAPITAL HOLDINGS, INC.** entered into a purchase contract to buy the assets of another broker-dealer; upon transfer of the assets, discrepancies were discovered and the **ARIZONA CAPITAL HOLDINGS, INC.** filed an action in Maricopa Superior Court for misrepresentation and fraud. The opposing party, Simmons and Bishop, counterclaimed against the Company for damages since the brokers and their related accounts were assimilated by the Company. At year-end the likelihood of collection and success is not

NOTE 9: CONTINGENCIES LIABILITIES CONT'D

determinable. The Company's financial statement reflect the loss on the discontinuance of this segment of the business.

The Company is not currently involved in any other legal proceedings arising in the normal course of business. In the opinion of management, the Company potential exposure under pending legal proceedings is adequately provided for in the financial statements.

NOTE 10: EQUITY

During the fiscal year, the Company received 150,000 shares of Emergent Financial Group as a contribution of capital from its majority shareholder.

NOTE 11: SUBSEQUENT EVENTS

The Company assimilated the operations of another broker/dealer. The financial impact on the Company is not determinable at present.

NOTE 9: CONTINGENCIES LIABILITIES CONT'D

determinable. The Company's financial statements reflect the loss on the discontinuance of this segment of the business.

The Company is currently involved in any other legal proceedings arising associated with former customers of the Simmons & Bishop broker/dealer. The Company has notified the arbitration panel that since the Company's parent only acquired the assets of the broker-dealer, it is not liable for liabilities incurred prior to date of acquisition. Further, the Company has made demand on Simmons & Bishop of indemification. The Company intends to vigorously contest the claims raised by the Claimants. In the opinion of management, the Company potential exposure under pending legal proceedings has not been provided for in the financial statements.

NOTE 10: EQUITY

During the fiscal year, the Company received 150,000 shares of Emergent Financial Group as a contribution of capital from its majority shareholder.

NOTE 11: SUBSEQUENT EVENTS

Anciliary litigation was filed by a company controlled by the Simmons & Bishop owner for rent due from the Company. Subsequent to year-end, the Company agreed to pay the rent to mitigate its damages, but currently is contesting an attorneys' fee request brought by the Plaintiff. The amount of the rent due is $9,000. The Company believes that some or all of the attorney charges requested will be denied, and plans to appeal any reasonable amounts awarded.

The Company assimilated the operations of another broker/dealer. The financial impact on the Company is not determinable at present.

ARIZONA CAPITAL GROUP, INC.

SUPPLEMENTAL SCHEDULES

**ARIZONA CAPITAL GROUP, INC.**
**COMPUTATION OF NET CAPITAL**
**DECEMBER 31, 2001**

| | | |
|---|---|---|
| Total Stockholders equity | | $ 160,677 |
| Additions: | | |
| Allowable Subordinated loan | | 118,650 |
| Total | | 279,327 |
| Deductions: Non-Allowable Assets | | |
| Other Receivables | $6,271 | |
| Furniture and equipment | 14,894 | |
| Securities not readily Marketable | 3,300 | |
| Due from Parent company | 26,438 | |
| Deferred Tax Asset | 113,000 | |
| Deposits | 19,715 | |
| Total nonallowable assets | 183,618 | |
| Total haircut on security position | 25,836 | |
| Total Deductions | | 208,454 |
| Net Capital | | $ 69,873 |

COMPUTATION OF NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) | $ 11,114 |
| Minimum Dollar Net Capital Requirement | $ 50,000 |
| Net Capital Requirement (greater of above) | $ 50,000 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total Liabilities | $166,874 |
| Total Aggregate Indebtedness | $166,874 |

ARIZONA CAPITAL GROUP, INC.

DECEMBER 31, 2001

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT OF REQUIREMENTS OF RULE 15C3-3.

The company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn carries all the accounts of such customers. The Company therefore meet the requirement of paragraph (k)(2)(II) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X17A-5 AS OF THE SAME DATE

| | |
|---|---|
| Net Capital per Amended Focus Report | $ 77,485 |
| Changes resulting from audit adjustments | 7,612 |
| Net capital per audit report | $ 69,873 |

**Donald W. Stoker, P.C.**
**Certified Public Accountant**
4300 North Miller Road, Suite 250
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 957-0460

February 5, 2002

Board of Directors
ARIZONA CAPITAL GROUP, INC.
Phoenix, Arizona

Gentlemen:

In planning and performing our audit of the financial statements of ARIZONA CAPITAL GROUP, INC. for the period ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the securities and exchange Commission, we have made a study of the practices and procedures(including test of compliance with such practice and procedures) followed by Arizona Capital Group, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securi0Xsecexaminatiestion,courts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors on the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practice and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that, transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule

17a-5(g) list additional objective of the practice and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statement being audited my occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are consider by the commission to adequate its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, In. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Donald W. Stoker
Certified Public Accountant
Scottsdale, Arizona